UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of January 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Fiat cars to be available in India through Tata dealers from March 2006

SIGNATURES

JOINT PRESS RELEASE FIAT - TATA

Fiat cars to be available in India through Tata dealers from March 2006

NEW DELHI: January 13, 2006: Fiat Group and Tata Motors Ltd. announced today they have signed an agreement to co-operate on dealer network sharing, which encompasses the sale of Fiat branded cars through selected Tata outlets throughout India. Tata Motors will manage the marketing and distribution of the Fiat branded cars.

Following this agreement a targeted selection of Fiat cars and the Tata product range along with service and sale of spare parts will be available from March 2006 through the Tata dealership network. Dealers will display the new Fiat logo alongside the Tata logo at their outlets.

This deal is the first result of the joint activity started after the signature of the Memorandum of Understanding between Fiat and Tata Motors in September 2005. As the analysis of feasibility and specificity of the nature of the cooperation goes on, further specific agreements are expected.

Commenting on this deal, Mr. Sergio Marchionne, CEO of Fiat S.p.A., said: “This agreement is a milestone in our presence in India. It enables us to increase our customer base in the country and to provide superior quality service and facilities to our existing customers. The joint team is doing an excellent job and I am confident that our cooperation with Tata will further expand in the areas of product development, manufacturing and sourcing”.

Commenting on the agreement, Ratan Tata, Chairman of the Tata Group and Tata Motors, stated: “I am very pleased of this quick and definitive start up of a potential long term relationship. We believe this will soon result in more strategic alliances between the two organizations and across markets”.

About Fiat
One of the pioneer companies in the automobile industry, Fiat has produced more than 85 million passenger cars and light commercial vehicles, including no less than 400 models, since 1899, when the company was founded in Turin, Italy. Some of them have represented milestones in the automotive industry. The Fiat Group’s Automobiles Sector operates world-wide with the following brands: Fiat, celebrated for value, economy, and innovation and whose mass produced cars are distributed over almost the entire price class spectrum; Lancia (acquired in 1969) means prestige cars noted for their elegant styling, and comfort; Alfa Romeo (acquired in 1986) is famous as a maker of sport and luxury vehicles of style and distinction; Maserati (acquired in 1992) represents a landmark in the history of the automobile; Ferrari (acquired in 1969), well renowned for unsurpassed design, performance, and luxury, is a legendary automobile that imparts special cachet to its owner.
www.fiatautopress.com; www.fiat.com; www.lancia.com; www.alfaromeo.com; www.maserati.com; www.ferrariworld.com

About Tata Motors
Tata Motors is India’s largest automobile company, with revenues of US$ 4.7 billion. The company is a market leader in commercial vehicles in India and amongst the top three players in the passenger car industry. It is the world’s fifth largest medium and heavy commercial vehicle manufacturer. Tata Motors vehicles are already being marketed in several countries in Europe, Africa, the Middle East, South East Asia, South Asia and Australia. The company acquired the Daewoo Commercial Vehicles Company, Korea’s second largest truck maker, in 2004. In 2005, it acquired a 21% stake in Hispano Carrocera, the reputed Spanish bus and coach manufacturer.
www.tatamotors.com

For more information please contact:

Debasis Ray
Head- Corporate Communications
Tata Motors
Tel: +91 92233 66824
Email: debasis.ray@tatamotors.com

Marius D’lima
Head - Corporate Communications
Fiat India Pvt. Ltd.
Tel : +91 98201 29889
Email: marius.d’lima@fiat.com

Raffaello Porro
Head of Corporate Communications
Fiat Auto
Tel : +39 335 101 5456
Email: raffaello.porro@fiatgroup.com

Suhas Pandit
Perfect Relations
Tel : +91 98205 20582
Email: spandit@perfectrelations.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 17, 2006

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney